UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-28296
GOLDBELT RESOURCES LTD.

(Exact name of registrant as specified in charter)
Sterling Tower, 372 Bay Street, Suite 1201, Toronto, Ontario, Canada, M5H 2W9. Telephone: (416) 364-0557

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, no par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☑	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record of Common Shares as of the certification or notice date:

Securities	Holders of Record

Common Shares	1
Pursuant to the requirements of the Securities Exchange Act of 1934, Goldbelt Resources Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 7, 2008	GOLDBELT RESOURCES LTD.
	By:	/s/ Alexander Dann
		Name:	Alexander Dann
		Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.